State of Delaware
Secretary of State
Division of Corporations
Delivered 06:26 PM 04/06/2010
FILED 06:12 PM 04/06/2010
SRV 100356539 - 4472639 FILE

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

CLEAR SKIES SOLAR, INC.

Under Section 242 of the Delaware General Corporation Law

Clear Skies Solar, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing Paragraph A of Article FOURTH so that, as amended, said Paragraph A of Article FOURTH shall be and read as follows:

FOURTH: A. Classes and Numbers of Shares. The total number of shares of stock that the Corporation shall have authority to issue is three hundred ten million (310,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1. Three hundred million (300,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"); and

2. Ten million (10,000,000) shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock"); and

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 6th day of April, 2010.

Ezra J. Green
Chairman & Chief Executive Officer